SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PMV PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00001 par value

(Title of Class of Securities)

69353Y103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

David H. Mack, Ph.D.

President and Chief Executive Officer

PMV Pharmaceuticals, Inc.

1 Research Way

Princeton, New Jersey 08540

Telephone: (609) 642-6670

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth A. Clark Tony Jeffries Megan J. Baier Amanda N. Urquiza Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael Carulli, Chief Financial Officer Robert Ticktin, General Counsel PMV Pharmaceuticals, Inc. 1 Research Way Princeton, New Jersey 08540 Telephone: (609) 642-6670

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to an offer by PMV Pharmaceuticals, Inc., a Delaware corporation (“PMV” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 2,820,491 shares of the Company’s common stock, whether vested or unvested, granted under the Plan (as defined below) following the closing of the Company’s initial public offering on September 29, 2020, with an exercise price per share greater than $4.36 that are outstanding at the start of the Exchange Offer and remain outstanding and unexercised through the expiration of the Exchange Offer (the “Eligible Options”).

The Eligible Options may be exchanged for new stock options (“New Options”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated July 16, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Launch Email to All Eligible Employees from David H. Mack, Ph.D., our President and Chief Executive Officer, dated July 16, 2024, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Terms and Conditions, together with their associated instructions, attached hereto as Exhibit (a)(1)(C). The following disclosure materials were also made available to Eligible Employees: (i) the Form of Confirmation Email to Eligible Employees who Elect to Participate in or Withdraw From the Exchange Offer, attached hereto as Exhibit (a)(1)(D), (ii) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(E), (iii) the Form of Notice Email Announcing Expiration of Offer to Exchange Certain Outstanding Stock Options for New Stock Options, attached hereto as Exhibit (a)(1)(F), (iv) the Employee Presentation, attached hereto as Exhibit a(1)(G), and (v) the Screenshots of the Company’s Offer Website, attached hereto as Exhibit (a)(1)(H). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to each employee of PMV as of the date the Exchange Offer commences who remains an employee of PMV through the New Options grant date. Consultants and the non-employee members of the Company’s board of directors are not eligible employees and may not participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

PMV Pharmaceuticals, Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 1 Research Way, Princeton, New Jersey 08540, and the telephone number at that address is (609) 642-6670. The information set forth in the Offer to Exchange under the caption “The Offer” titled “10. Information concerning PMV” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the stock options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Participation in exchange; number of shares subject to new options; expiration date,” “6. Acceptance of options for exchange and issuance of new options,” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Participation in exchange; number of shares subject to new options; expiration date,” “3. Purpose of the Offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of new options,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of new options,” “12. Status of options acquired by us in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of Offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s 2020 Equity Incentive Plan (the “Plan”) and related agreements attached hereto as Exhibit (d) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of new options” and “12. Status of options acquired by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “3. Purpose of the Offer” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning PMV,” “17. Additional information” and “18. Financial statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated July 16, 2024.					X

(a)(1)(B)	Launch Announcement.					X

(a)(1)(C)	Election Terms and Conditions.					X

(a)(1)(D)	Form of Confirmation Email.					X

(a)(1)(E)	Form of Reminder Email.					X

(a)(1)(F)	Form of Expiration Notice Email.					X

(a)(1)(G)	Employee Presentation.					X

(a)(1)(H)	Screenshots from Offer Website.					X

(b)	Not applicable.

(d)	2020 Equity Incentive Plan and forms of agreements thereunder.	S-1/A	333-248627	10.3	9/21/2020

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.					X

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PMV PHARMACEUTICALS, INC.

/s/ David H. Mack
David H. Mack, Ph.D.
President and Chief Executive Officer

Date: July 16, 2024